Exhibit 99.1

FORM 51-102F3- MATERIAL CHANGE REPORT

ITEM 1:                       NAME AND ADDRESS OF COMPANY

Jaguar Mining Inc.
125 North State Street,
Concord, New Hampshire
USA 03301

ITEM 2:                       DATE OF MATERIAL CHANGE

January 31, 2008

ITEM 3:                       NEWS RELEASE

A news release was issued through CNW Group on January 31, 2008 by Jaguar Mining Inc. in Concord, New Hampshire, a copy of which is attached hereto as Schedule A.

ITEM 4:                       SUMMARY OF MATERIAL CHANGE

On January 31, 2008, Jaguar Mining Inc. ("Jaguar") announced that it had entered into an agreement with a syndicate of underwriters led by RBC Dominion Securities Inc. (the "Underwriters") pursuant to which the Underwriters agreed to purchase from Jaguar and sell to the public 8,250,000 common shares ("Common Shares") of Jaguar for a purchase price of $13.40 per Common Share (the "Purchase Price") for gross proceeds of $110,550,000 (the "Offering"). The Underwriters will also have the option to purchase up to an additional 1,237,500 Common Shares at the Purchase Price to cover over-allotments, if any (the "Over-Allotment Option").

ITEM 5:                       FULL DESCRIPTION OF MATERIAL CHANGE

On January 31, 2008, Jaguar announced that it had entered into an agreement with the Underwriters pursuant to which they agreed to purchase from Jaguar and sell to the public 8,250,000 Common Shares for a purchase price of $13.40 per Common Share. The Underwriters will also have the option to purchase up to an additional 1,237,500 Common Shares at the Purchase Price to cover over-allotments, if any, during the 30 days following the closing of the Offering.

The Purchase Price of $13.40 per Common Share will result in gross proceeds of $110,550,000 (or $127,132,500, if the Over-Allotment Option is exercised in full). The net proceeds of the Offering will be used to fund a significant expansion of Jaguar's Brazilian projects and for general corporate purposes.

The Common Shares to be issued under the Offering will be offered by way of a short form prospectus in all provinces of Canada, and on a private placement basis in the United States pursuant to exemptions from registration requirements of the United States Securities Act of 1933, as amended.

The Offering is subject to receipt of all necessary regulatory and stock exchange approvals, including the approval of the Toronto Stock Exchange and the New York StockExchange Arca Exchange. Closing of the Offering is expected to occur on or about February 21, 2008.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:                       OMITTED INFORMATION

Not applicable.

ITEM 8:                        EXECUTIVE OFFICER

The following executive officer of Jaguar Mining Inc. is knowledgeable about the material change and this report:

Robert J. Lloyd
Corporate Secretary
(603) 224-4800

DATED at Concord, New Hampshire this 31stday of January, 2008.

JAGUAR MINING INC.

by
Robert J. Lloyd Corporate Secretary

SCHEDULE A

PRESS RELEASE

January 31, 2008	2008-02
Concord, New Hampshire	JAG - TSX/NYSE Arca

Jaguar Mining Enters into a Bought Deal for Cdn$110,550,000

Not for distribution to U.S. news wire services or dissemination in the United States

Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG: TSX/NYSE Arca, JAG.NT: TSX) has entered into a bought deal financing with a syndicate of underwriters led by RBC Capital Markets to issue 8,250,000 common shares of Jaguar at Cdn$13.40 per common share for gross proceeds of Cdn$110,550,000. In addition, Jaguar has granted the underwriters an option, exercisable in whole or in part, up to 30 days following the closing of the transaction to increase the offering by up to 1,237,500 common shares at a price of Cdn$13.40 per common share, which would increase the aggregate size of the offering to Cdn$127,132,500 if the option is fully exercised.

Proceeds of the offering will be used to fund a significant expansion of the Company's Brazilian projects and for general corporate purposes.

The common shares to be issued under this offering will be offered by way of a short form prospectus in all provinces of Canada and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended.

Closing of this offering is expected to occur on or about February 21, 2008 and is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE Arca Exchange.

The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

125 North State Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com• www.jaguarmining.com

About Jaguar

Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceará in the Northeast of Brazil through a joint venture. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts: Bob Zwerneman Director of Investor Relations 603-224-4800 bobz@jaguarmining.com	Media inquiries: Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com

Forward Looking Statements
This press release contains forward-looking statements that involve risks, uncertainties and assumptions. Forward-looking statements in this press release can be identified by the use of words, such as " expected", or state that certain actions, events or results "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements. Such statements are only predictions and the assumptions upon which they are based as a result of those risks and uncertainties including risks related to completion of the proposed offering, the members of the syndicate for the proposed offering and the use of proceeds from the offering.

These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion.

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